Exhibit 3.1(f)

ARTICLES OF AMENDMENT
to
AMENDED AND RESTATED ARTICLES OF INCORPORATION
of
TANGER FACTORY OUTLET CENTERS, INC.

THE UNDERSIGNED Corporation hereby submits these Articles of Amendment for the purpose of amending its Amended and Restated Articles of Incorporation.

1.           The name of the Corporation is TANGER FACTORY OUTLET CENTERS, INC.

2.           Pursuant to the authority of Section 55-6-02 of the Business Corporation Act and the provisions of Paragraph D of Article II of the Corporation’s Amended and Restated Articles of Incorporation as heretofore amended (the “Articles of Incorporation”), the following amendment to the Articles of Incorporation was duly adopted by the Board of Directors of the Corporation as of August 26, 2008:

Paragraph I of Article II of the Corporation’s Amended and Restated Articles of Incorporation shall be deleted and amended and restated in its entirety to read as follows:

I.           Class B Preferred Shares.  Prior to the issuance of Class B Preferred Shares, the Board of Directors of the Corporation shall determine, in whole or in part, the preferences, limitations and relative rights of the Class B Preferred Shares, subject to the following limitations:  (i) Class B Preferred Shares may rank on a parity with or junior to Class C Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up but may not have rights or preferences with respect to distributions or to dissolution that are prior or superior to the Class C Preferred Shares; and (ii) the preferences, limitations and relative rights of the Class B Preferred Shares shall not otherwise alter or abolish a preferential right of the Class C Preferred Shares.

This the 27th day of August, 2008.

TANGER FACTORY OUTLET CENTERS, INC.

BY:        /s/ Stanley K. Tanger

STANLEY K. TANGER, Chairman of the Board
of Directors and Chief Executive Officer